JCDecaux




SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C. 209
SECTION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631

Neuilly-sur-Seine, 18th April 2005 SUPPL

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated 18th April 2005 concerning the extension of the date for the fulfilment of the condition and the final date of the exclusivity period in relation to the conditional acquisition of 79,67 % of the share capital of MediaNation Inc. (Hong Kong)

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.



Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dlw 4/29

Communication Extérieure

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FILE 82-5247

JCDecaux



PROCESSING
RECEIVED
APR 2 0 2005
SECTION

JCDECAUX Pearl & Dean Ltd and MediaNation Inc extend the date for fulfilment of the condition and the final date of the exclusivity period of their agreement from April 15th 2005 to April 22nd 2005

Out of Home Media

Paris, 18 April 2005 – JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that its wholly owned subsidiary, JCDecaux Pearl & Dean, has agreed an extension of the date for fulfilment of the condition and the final date of exclusivity in relation to the agreement, announced on March 29th for the conditional acquisition by JCDecaux Pearl & Dean Ltd, of approximately 79.67% of the share capital of MediaNation, a company listed on the Growth Enterprise Market ("**GEM**") of the Hong Kong Stock Exchange.

The date of fulfilment of the condition and the final date of the exclusivity period for the agreement is extended from April 15th 2005 to April 22nd 2005.

MediaNation Inc operates advertising services for the Beijing metro network and two lines of the Shanghai metro. It is also the leading supplier of advertising services on the bus network in the People's Republic of China (15 cities) and holds a contract regarding the installation and advertising on 1,000 newspaper kiosks in Shanghai. In 2004, MediaNation Inc reported revenues of HK$439.6 million € 43.1 million), up 17% compared to 2003.

Key Figures of the Group

- *2004 revenue : €1631.4 M*
- *Listed on Eurolist by Euronext Paris ; part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (304 000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and over 150 transport contracts in metros, buses, trains and tramways (157 000Transport faces)*
- *N°1 in Europe for billboards (197 000 faces)*
- *658 000 advertising faces in 45 countries*
- *Present in 3 500 cities with over 10 000 inhabitants*
- *6 900 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr